International General Insurance Holdings Ltd.

74 Abdel Hamid Sharaf Street, P.O. Box 941428

Amman 11194, Jordan

VIA EDGAR

November 1, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Julie Griffith and Sonia Bednarowski

Re:	International General Insurance Holdings Ltd. Registration Statement on Form F-3 Filed April 1, 2021, as amended File No. 333-254986

Dear Ms. Griffith and Ms. Bednarowski:

Reference is made to the Registration Statement on Form F-3 (File No. 333-254986) filed by International General Insurance Holdings Ltd. (the “Company”) with the U.S. Securities and Exchange Commission on April 1, 2021, as amended (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 4:00 p.m., Eastern Time, on November 3, 2021, or as soon as possible thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended.

Very truly yours,

By:	/s/ Pervez Rizvi
Name:	Pervez Rizvi
Title:	Chief Financial Officer

Cc:	Michael Levitt
Freshfields Bruckhaus Deringer US LLP